OTCBB: MRDDF	TSX-V: MAD	FSE: MRG

Unit 1, 15782 Marine Drive, White Rock, BC. V4B 1E6

Tel: (604)536-2711 www.mirandagold.com

MIRANDA GOLD SIGNS JOINT VENTURE AGREEMENT TO ADVANCE HIGH-GRADE WILLOW CREEK PROJECT TOWARDS PRODUCTION

Vancouver, BC, Canada –November 12th, 2014 - Miranda Gold Corp. ("Miranda") (TSX-V: MAD) is pleased to announce that it has signed a definitive agreement with Gold Torrent, Inc. (“Gold Torrent”) (GTOR: OTCBB) on its Willow Creek project in Alaska. The agreement replaces the letter of intent announced on August 6, 2014.

As announced on October 23, 2014, Miranda has filed a NI 43-101 compliant technical report supporting the independently estimated initial resource for the Willow Creek Coleman deposit, comprising a Measured and Indicated resource of 62,100 troy ounces gold contained in 78,700 tonnes at an average grade of 24.6 g Au/t and an additional 4,100 troy ounces contained in 5,300 tonnes at an average grade of 24.2 g Au/t in the Inferred category. All resource categories use a cutoff of 7.0 g Au/t.

The Joint Venture

The principal terms of the joint venture (the “JV”) are based on the Rocky Mountain Mineral Law Foundation form of Limited Liability Company agreement.

Pursuant to the terms of the JV:

  Gold Torrent will be the operator of the JV.

  Gold Torrent will sole fund the first US$10 million (“Initial Capital”) of expenditures on the JV to incrementally earn a 70% interest in the JV at which time Miranda will have a 30% interest in the JV;

  The parties will proportionately fund any capital expenditures in excess of US$10 million (“Excess Capital”);

  Miranda will receive 10% of the distributable cash flow until Gold Torrent is repaid its Initial capital, Miranda will then receive 20% of the distributable cash flow until Gold Torrent is repaid its share of Excess Capital and finally 30% of the cash flow thereafter.

Gold Torrent plans to fast track the Coleman into production; and conduct aggressive underground exploration during construction and production in order to significantly expand the resource. Numerous historic high-grade drill intercepts suggest extensions of mineralization below the Coleman, down dip extensions of the Lucky Shot Mine, and significant potential in the Murphy zone. These areas adjoin the Coleman and could be rapidly brought into a mine plan.

Recent soil and rock sampling between the Murphy vein and the Gold Bullion Mine 2 km distant indicate multiple parallel veins in an area that has received no modern exploration. If confirmed by trenching and drilling these veins could be delineated and potentially mined simultaneously with the Coleman area to significantly increase the initial production profile.

Gold Torrent will now initiate discussions with the permitting agencies as well as all other stakeholders affected by the development of the Willow Creek project. By utilizing pre-existing roads and tunnels and off-site processing, the operation will have small visual and physical impacts.

Joseph Hebert, Executive Vice President for Miranda comments that “Bringing the Willow Creek District into production follows the Company’s strategy of joint venture but offers an accelerated production timeline. Willow production will facilitate Miranda’s continued focus on World Class Discovery and the Company will be distinguished from many of its Prospect Generator peers by having a resource, high-grade production in a district with good exploration potential, and internal cash flow after capital payback.”

Project Details

At Willow, gold is found in low-sulfide mesothermal quartz veins within an east-west, shallow, north-dipping, shear zone. The Willow Creek project is held by Miranda under an 80-year lease from Alaska Hardrock Inc. and lies approximately 166 km north of Anchorage by road. The project area is east of the town of Willow and can be accessed by a well maintained gravel road. The project covers the majority of the historical Willow Creek mining district and contains 75 patented lode mining claims and 62 State of Alaska lode mining claims for a total of approximately 8,700 acres (3,520 hectares). Numerous historical mines occur on the property including the Lucky Shot, Coleman, War Baby, Nippon and Gold Bullion Mines. Gold is commonly coarse and associated with tellurides and minor sulfide.

Historic production from land controlled by Miranda is estimated at greater than 500,000 ounces at 1.2 oz Au/t (41.14 g Au/t), primarily from three closed-spaced mines developed on the Lucky Shot vein. Miranda thinks that other productive veins are likely to occur near other historic mines in the district.

Qualified Person

Data disclosed in this press release have been reviewed and verified by Miranda’s Executive Vice President Joseph Hebert, C.P.G., B.Sc. Geology, and Qualified Person as defined by National Instrument 43-101.

About Miranda

Miranda is a gold exploration company active in Nevada, Alaska and Colombia, whose emphasis is on generating gold exploration projects with world-class discovery potential. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Miranda has ongoing relationships with Agnico Eagle Mines Ltd., Prism Resources, Montezuma Mines Inc., and Red Eagle Mining Corporation.

For more information related to Miranda: Joe Hebert, Executive Vice President 775-738-1877

www.mirandagold.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains forward-looking statements that are based on the Company's current expectations and estimates. Forward-looking statements are frequently characterized by words such as "plan", "expect", "project", "intend", "believe", "anticipate", "estimate", "suggest", "indicate" and other similar words or statements that certain events or conditions "may" or "will" occur. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual events or results to differ materially from estimated or anticipated events or results implied or expressed in such forward-looking statements. Such factors include, among others: the actual results of current exploration activities; conclusions of economic evaluations; changes in project parameters as plans to continue to be refined; possible variations in ore grade or recovery rates; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; and fluctuations in metal prices. There may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

Notice to US investors:

U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC.

This press release uses the terms “measured resources”, "indicated resources" and "inferred resources", which are estimated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. We advise investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. In addition, "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in certain exceptional cases. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally minable.